UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

Extraordinary General Meeting of Shareholders

On August 8, 2023, Lilium N.V. (“Lilium” or the “Company”) made available to its shareholders a convocation notice and other materials related to the Company’s extraordinary general meeting of shareholders (the “Extraordinary General Meeting”), which are furnished as Exhibits 99.1 to 99.6 to this Report on Form 6-K. The Extraordinary General Meeting is expected to be held on Monday, September 11, 2023, at 2:00 p.m. CEST (8:00 a.m. EDT) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

Reduction of Nominal Value of Ordinary Shares and Share Capital

At the extraordinary general meeting of the shareholders of Lilium that occurred on May 25, 2023, Lilium’s shareholders approved an amendment to Lilium’s articles of association (the “Amended Articles”) and a reduction of the nominal value of each of Lilium’s Class A ordinary shares, Class B ordinary shares and Class C ordinary shares to €0.01, €0.03 and €0.02, respectively, and the related reduction of the authorized share capital of the Company to €16,204,517.36 (the “Share Capital Reduction”). On August 1, 2023, after the two-month waiting period required under Dutch law following the announcement in the Dutch newspaper Trouw of the filing of the applicable shareholders’ resolutions with the Dutch Commercial Register and, there having been no creditor objections raised during that time, the deed of amendment for the Amended Articles has been executed and the Share Capital Reduction is effective as of August 1, 2023. The difference between the prior nominal value per issued ordinary share and the reduced nominal value per issued ordinary share was added to Lilium’s reserves.

The Amended Articles are attached as Exhibit 99.7 to this Report on Form 6-K.

Incorporation by Reference

The contents of this Report on Form 6-K, including the Exhibits hereto, are hereby incorporated by reference into Lilium’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and Lilium’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 8, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release dated August 8, 2023
99.2	Convocation notice to the Extraordinary General Meeting
99.3	Agenda with explanatory notes
99.4	Form of proxy card
99.5	Proposed amended compensation policy of Lilium N.V.
99.6	Proposed amendments to the compensation policy of Lilium N.V. and explanatory notes
99.7	English Translation of Amended Articles of Association of Lilium N.V. (Unofficial Translation)